

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

Laura Heltebran
Chief Legal Officer
Wheels Up Experience Inc.
601 West 26th Street
New York, NY 10001

> **Re: Wheels Up Experience Inc.**
> **Post-Effective Amendment No. 2 to Form S-1 on Form S-3**
> **Filed July 20, 2022**
> **File No. 333-258418**

Dear Ms. Heltebran:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Form S-1 on Form S-3

General

1. We note that you completed your initial business combination on July 13, 2021. It does not appear that you satisfied General Instruction I.A.3 of Form S-3 when you filed Post-Effective Amendment No. 2 to Form S-1 on Form S-3 on July 20, 2022, as the combined entity had less than 12 calendar months of post-combination Exchange Act reporting history at such time. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretations 115.06 and 115.18. Please file an amendment using a form for which you are eligible on the filing date of the amendment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy Levenberg, Special Counsel, at (202) 551-3707 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeremiah G. Garvey, Esq.